UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VENTURE LENDING & LEASING VII, INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
None
(CUSIP Number)
December 18, 2012
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Cedarwood Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Singapore
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,700
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.70%
12	TYPE OF REPORTING PERSON FI

Item 1(a)	Name of Issuer: VENTURE LENDING & LEASING VII, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
104 La Mesa Drive, Suite 102
Portola Valley, CA 94028

Item 2(a)	Name of Persons Filing:

Cedarwood Ventures Pte. Ltd.

Item 2(b)	Address of Principal Business Office, or if None, Residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship:
Singapore

Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value

Item 2(e)	CUSIP Number: NONE

Item 3	Not Applicable.

Item 4(a)	Amount beneficially owned:

The Reporting Person identified below owns 5% or more of the  outstanding membership interests of Venture Lending & Leasing VII, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock).   The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the Reporting Person  may be deemed to beneficially own outstanding shares of Common Stock of the Issuer.

Cedarwood Ventures Pte. Ltd. is a private limited company organized under the laws of Singapore (“Cedarwood”). Cedarwood owns 6.7% of the Company and, as a result, may be deemed to beneficially own 670 shares (or 6.7%) of the outstanding shares of Common Stock of the Issuer (the “Cedarwood Shares”). Cedarwood disclaims beneficial ownership of the Cedarwood Shares except to the extent of its ownership of membership interests of the Company.

GIC Special Investments Pte. Ltd. is a private limited company organized under the laws of Singapore (“GIC-SI”). GIC-SI has investment authority with respect to the securities owned by Cedarwood. By reason of such authority, GIC-SI may be deemed to beneficially own the Cedardwood Shares. The Government of Singapore Investment Corporation Pte. Ltd. (“GIC”) is a private limited company organized under the laws of Singapore. GIC is the parent of GIC-SI and a holding company for investments made by or under the authority of the Government of Singapore. Because GIC is the parent of GIC-SI, GIC and the Government of Singapore may each be deemed to beneficially own the Cedardwood Shares. Each of GIC-SI, GIC and the Government of Singapore disclaims beneficial ownership of the Cedardwood Shares except to the extent of their pecuniary interest, direct or indirect, in Cedardwood.

Item 4(b)	Percent of class: 6.7%

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 6,700
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following    ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group:

By virtue of GIC-SI’s investment authority with respect to the securities owned by Cedardwood, GIC’s position as the parent of GIC-SI, and the Government of Singapore’s position of control with respect to GIC, Cedarwood, GIC-SI, GIC and the Government of Singapore may be deemed to be members of a Securities Exchange Act of 1934 Section 13(d) group; however, each of Cedarwood, CIG-S, GIC, and the Government of Singapore expressly disclaims membership in any such group.

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2013
(Date)

/s/ Heidi Faizur Mishin
(Signature)

Heidi Faizur Mishin, Authorized Signatory
(Name/Title) Cedarwood Ventures Pte. Ltd.